ISLE OF CAPRI CASINOS, INC.

600 Emerson Road, Suite 300

Saint Louis, Missouri 63141

(314) 813-9200

September 1, 2009

Via EDGAR

Attn: Michelle Lacko

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Isle of Capri Casinos, Inc.
Registration Statement on Form S-3
File No. 333-160526

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Isle of Capri Casinos, Inc. and the undersigned subsidiaries, hereby request that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that said Registration Statement will become effective at 2:00 p.m., Washington, D.C. time, on September 3, 2009, or as soon thereafter as practicable.

The Registrant hereby acknowledges:

•                            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                            the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(signature on the following page)

Very truly yours,

Isle of Capri Casinos, Inc.;

Black Hawk Holdings, L.L.C.;

Casino America of Colorado, Inc.;

CCSC/Blackhawk, Inc.;

Grand Palais Riverboat, Inc.;

IC Holdings Colorado, Inc.;

IOC Black Hawk County, Inc.;

IOC Black Hawk Distribution Company, LLC;

IOC-Boonville, Inc.;

IOC-Caruthersville, LLC;

IOC Davenport, Inc.;

IOC Holdings, L.L.C.;

IOC-Kansas City, Inc.;

IOC-Lula, Inc.;

IOC-Natchez, Inc.;

IOC Services, LLC;

Isle of Capri Bahamas Holdings, Inc.;

Isle of Capri Bettendorf, L.C.;

Isle of Capri Black Hawk Capital Corp.;

Isle of Capri Black Hawk, L.L.C.;

Isle of Capri Marquette, Inc.;

PPI, Inc.;

Riverboat Corporation of Mississippi;

Riverboat Services, Inc.;

St. Charles Gaming Company, Inc.

By:	/s/ Edmund L. Quatmann, Jr.
Name:	Edmund L. Quatmann, Jr.
Title:	Senior Vice President, General Counsel and Secretary